

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2021

Srikumar Vanamali
Chief Executive Officer
GEX Management, Inc.
662 W. Camp Wisdom Road
Dallas, Texas 75237

> **Re: GEX Management, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed April 15, 2021**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed September 20, 2021**
> **Form 10-Q for the Period Ended June 30, 2021**
> **Filed August 23, 2021**
> **File No. 001-38288**

Dear Mr. Vanamali:

We have reviewed your September 20, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 2, 2021 letter.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2020

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page 12

1.   As indicated in our prior comment 4, please revise to state your conclusion about your "*internal controls over financial reporting*" at December 31, 2020 as required by Item 308(a)(3) of Regulation S-K.

Form 10-Q for the Period Ended June 30, 2021

Financial Statements, page 3

2. Please revise to provide an analysis of changes in shareholders' equity in the appropriate form prescribed by Rule 3-04 of Regulation S-X. Refer to Rule 8-03(a)(5) of Regulation S-X. Note this is required in all interim and annual period filings.

Notes to the Condensed Consolidated Financial Statements, page 8

3. Based on your response to prior comment 2, it appears "merchant cash advances" is the predominant obligation you have. Accordingly, please disclose within the notes to the financial statements the terms, conditions and status of them, including any associated defaults and related consequences. Continue to disclose this information to the extent merchant cash advances are material to your financial condition.

   You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services